8-17-04.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8/17 cm

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04013060

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Capital Management Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/19

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Table of Contents

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Gold Capital Management, Inc.:

We have audited the accompanying balance sheets of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., as of December 31, 2003 and 2002, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Capital Management, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 11, 2004

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Balance Sheets

December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$ 349,432	1,544,868
Investment securities, marketable	9,097,291	3,139,666
Investment securities, not readily marketable	595,000	345,000
Accrued interest receivable	85,931	14,300
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $533,235 and $531,587 in 2003 and 2002, respectively	258,457	343,883
Goodwill, net of accumulated amortization	4,536,194	4,536,194
Other assets	145,867	193,636
Income taxes receivable	—	655,731
Total assets	$ 15,068,172	10,773,278
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 311,089	567,287
Income taxes payable	183,171	—
Deferred income taxes	744,098	847,530
Short-term borrowings	4,775,013	—
Total liabilities	6,013,371	1,414,817
Stockholder's equity:		
Common stock, $0.10 par value; Authorized, issued, and outstanding 10,000 shares	1,000	1,000
Additional paid-in capital	6,908,581	6,908,581
Retained earnings	2,145,220	2,448,880
Total stockholder's equity	9,054,801	9,358,461
Commitments		
Total liabilities and stockholder's equity	$ 15,068,172	10,773,278

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Earnings

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions and advisory fees	$	1,063,582	1,981,091
Trading gains, net of losses		4,874,943	5,488,982
Other		30,388	12,161
Total revenues		5,968,913	7,482,234
Expenses:			
Employee compensation and benefits		2,816,731	3,345,868
Communications and data processing		312,283	360,054
Clearinghouse fees		370,766	395,817
Occupancy		207,673	214,755
General and administrative		949,125	1,052,451
Interest		101,871	206,979
Other		134,386	141,610
Total expenses		4,892,835	5,717,534
Earnings before income taxes		1,076,078	1,764,700
Income tax expense		379,738	605,077
Net earnings	$	696,340	1,159,623

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock		Additional paid-in capital	Retained earnings	Total
		Voting	Nonvoting			
Balance at December 31, 2001	$	1,000	—	6,908,581	1,789,257	8,698,838
Net earnings		—	—	—	1,159,623	1,159,623
Dividends to parent ($50 per share)		—	—	—	(500,000)	(500,000)
Balance at December 31, 2002		1,000	—	6,908,581	2,448,880	9,358,461
Net earnings		—	—	—	696,340	696,340
Dividends to parent ($100 per share)		—	—	—	(1,000,000)	(1,000,000)
Balance at December 31, 2003	$	1,000	—	6,908,581	2,145,220	9,054,801

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Operating activities:			
Net earnings	$	696,340	1,159,623
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation		102,853	106,098
Deferred income taxes		(103,432)	416,620
Decrease (increase) in investment securities, marketable		(6,057,625)	3,865,950
Decrease (increase) in accrued interest receivable		(71,631)	19,294
Increase (decrease) in accounts payable and accrued expenses		(256,198)	147,304
Increase (decrease) in taxes payable		838,902	(400,213)
Decrease in other assets		47,769	28,592
Net cash provided by (used in) operating activities		(4,803,022)	5,343,268
Investing activities:			
Additions to furniture, equipment, and leasehold improvements		(17,427)	(67,472)
Proceeds from sale of investment securities, not readily marketable		—	3,300
Purchase of investment securities, not readily marketable		(150,000)	—
Net cash used in investing activities		(167,427)	(64,172)
Financing activities:			
Net (decrease) increase in short-term borrowings		4,775,013	(3,570,846)
Dividends paid		(1,000,000)	(500,000)
Net cash (used in) provided by financing activities		3,775,013	(4,070,846)
Net increase (decrease) in cash and cash equivalents		(1,195,436)	1,208,250
Cash and cash equivalents at beginning of year		1,544,868	336,618
Cash and cash equivalents at end of year	$	349,432	1,544,868
Supplemental data:			
Cash paid (received) during the year for:			
Interest	$	101,871	206,979
Income taxes		(355,732)	588,670

See accompanying notes to financial statements.

(1) Significant Accounting Policies

(a) Organization and Purpose of Company

Gold Capital Management, Inc. (Company) operates on a fully disclosed basis as a broker-dealer in securities. Customers consist primarily of financial institutions located throughout the United States, with concentrations in the Midwestern region of the United States. The Company manages a wide variety of stock, bond, and money market portfolios for clients that currently include a significant number of commercial banks located primarily in Kansas, Missouri, Oklahoma, Nebraska, and Iowa, as well as trusts, pension plans, insurance companies, commercial businesses, government entities, foundations, and high-net-worth individuals. The Company also specializes in the placement and underwriting of municipal bonds in the Midwestern region of the United States. The Company is registered with the National Association of Securities Dealers as a broker-dealer and investment advisor. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

(b) Investment Securities

Investment securities consist of trading securities, including marketable U.S. Government, government agency, municipal bonds, and equity securities. Marketable investment securities are carried at fair value, and investment securities not readily marketable are valued at cost, which approximates fair value as determined by management. Fees, interest, dividends, and realized and unrealized gains and losses on the sale of investment securities are considered a normal part of operations and, accordingly, are included in trading gains (losses).

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a trade-date basis, with related commission income reported on a trade-date basis.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the estimated useful lives, ranging from three to seven years, of the assets for financial reporting purposes.

(d) Income Taxes

The Company files a consolidated income tax return with Gold Banc Corporation, Inc. (Gold). Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Gold. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare

(Continued)

these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) ***Cash and Cash Equivalents***

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days.

(g) ***Revenue Recognition***

Customers' and Company securities and commodities transactions are recorded on a trade-date basis. Advisory fees and interest income are accrued as earned.

(h) ***Goodwill***

Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

(2) Investment Securities

Marketable investment securities consist of trading securities at fair value, as follows:

		2003	2002
Federal agency securities	$	1,085,000	947,533
Tax-exempt bonds		7,594,089	1,857,931
Equity securities		318,205	309,465
Corporate bonds		99,997	24,737
	$	9,097,291	3,139,666

Investment securities not readily marketable consist of securities at cost, which approximates fair value, as follows:

		2003	2002
Tax-exempt bonds	$	390,000	140,000
Equity securities		205,000	205,000
	$	595,000	345,000

(3) Short-term Borrowings

The Company's indebtedness at December 31, 2003 consists of margin debt payable to the Company's clearing agent of $5,775,248 (bearing interest at 4.5%). Such debt was collateralized by the portfolio of marketable investment securities.

(Continued)

(4) Operating Leases

The Company leases office space from Gold Bank, a related party, under an operating lease agreement. Total rental expense for the years ended December 31, 2003 and 2002 was $165,353 and $174,870, respectively. Future minimum rental payments required under operating leases, which have initial or remaining noncancelable lease terms in excess of one year, are as follows:

Year:		
2004	$	93,560
2005		53,352
2006		8,892
	$	155,804

(5) Income Taxes

The Company is included in the consolidated income tax returns filed by Gold. Income taxes are calculated as if the Company filed a separate Federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of income tax expense are as follows:

		2003			2002		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	382,690	(84,320)	298,370	143,664	337,579	481,243
State and local		100,480	(19,112)	81,368	44,793	79,041	123,834
	$	483,170	(103,432)	379,738	188,457	416,620	605,077

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

		2003			2002	
		Amount	Percent		Amount	Percent
Expected income tax expense at U.S. statutory tax rate	$	376,627	35.0%	$	617,645	35.0%
Increase due to state and local income taxes, net		52,889	4.9		80,492	4.5
Tax-exempt income		(59,007)	(5.5)		(90,347)	(5.0)
Other, net		9,229	0.5		(2,713)	(0.3)
Income tax expense	$	379,738	34.9%	$	605,077	34.2%

(Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

		2003	2002
Deferred tax assets:			
Accrued expenses	$	—	65,935
		—	65,935
Deferred tax liabilities:			
Unrealized gains on securities marked to market		—	10,008
Furniture, equipment and leasehold improvements		43,240	53,569
Deferred intercompany income		645,593	829,297
Other		55,265	20,591
		744,098	913,465
Net deferred tax liability	$	(744,098)	(847,530)

There was no valuation allowance for deferred tax assets at December 31, 2003 or 2002. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital, as defined, of $3,069,258, which was $2,819,258 in excess of its required net capital of $250,000.

(7) Employee Benefit Plans

The Company has a 401(k) savings plan for the benefit of all eligible employees. The Company matches 50% of employee contributions up to 5% of base compensation, subject to certain Internal Revenue Service limitations. Employees may voluntarily contribute up to 15% of the annual compensation to the plan. Employees vest in Company contributions 10% annually for the first two years and 20% for the next four years of service. Contributions charged to salaries and employee benefits expense were $63,000 and $59,000 for 2003 and 2002, respectively.

The Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) was formed to acquire shares of common stock of Gold Banc Corporation, Inc. for the benefit of all eligible employees. Contributions by the Company were approximately $115,000 and $67,000 for the years ended December 31, 2003 and 2002, respectively.

(Continued)

(8) Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash and cash equivalents*—The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values.
- *Investment securities*—The fair values for debt and equity securities, which also are the amounts recognized in the balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on Company estimates using quoted market prices for similar securities and other pricing information.

The Company uses option contracts, on a very limited basis, to reduce its exposure to price fluctuations in its trading portfolio resulting from fluctuations in interest rates. A call option is a contract that entitles the Company to buy, entirely at their option, a specified number of underlying units of a particular security at a specified price at any time until the stated expiration date of the contract. Risks arise from the possible inability of the counterparty to meet the terms of their contract and from movements in securities values and interest rates. The Company carries call options at market value and any changes in the market value are recognized in investment gains (losses). The Company did not have any open call options at December 31, 2003 and 2002. Option activity did not result in any material gains or losses during the years ended December 31, 2003 and 2002.

(9) Related Party Transactions

A significant portion of the Company's revenue and expenses represents receipts from and payments to the parent and affiliated companies for investment transaction fees, as well as various administrative services provided to the Company.

	2003	2002
Trading gains, net of losses	$ 1,555,545	1,389,699
Investment management fees	65,314	84,679
Management fee paid to affiliates, net	87,447	49,173

The Company believes that fees charged for these services represent current market rates.

Schedule 1

GOLD CAPITAL MANAGEMENT, INC.

(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation of Net Capital Requirement—Rule 15c3-1

December 31, 2003

Total stockholder's equity per balance sheet	$	9,054,801
Deductions:		
Furniture, equipment, and leasehold improvements		258,457
Goodwill, net of accumulated amortization		4,536,194
Investment securities not readily marketable		595,000
Other assets		145,867
Net capital before haircuts on securities positions (tentative net capital)		3,519,283
Haircuts on securities:		
Debt securities		410,838
Equity securities		39,187
Net capital		3,069,258
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	2,819,258
Aggregate indebtedness	$	5,269,273
Ratio of aggregate indebtedness to net capital		1.72

See accompanying independent auditors' report.

Schedule 2

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule 3

GOLD CAPITAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Gold Banc Corporation, Inc.)

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Gold Capital Management, Inc.:

In planning and performing our audit of the financial statements of Gold Capital Management, Inc. (Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 11, 2004